SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of August, 2004.

List of Exhibits:

1.	Press release re: supply to Colgate Palmolive.

Exhibit 1.

BioProgress PLC

24 August 2004

Press Release	24 August 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Colgate Palmolive launches new toothpaste in US

using BioProgress’ Soluleaf™ technology

BioProgress plc (LSE:AIM: BPRG), a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces that its wholly-owned US subsidiary BioTec Films LLC, based in Tampa Florida, is supplying Colgate Palmolive, the world’s oral care leader, with an ‘in-the-mouth’ dissolving film technology for the launch of a new toothpaste product.

BioTec Films has been working closely with Colgate for the past two years to incorporate its dissolving film technology into Colgate’s new Max Fresh™ toothpaste. The ‘in-the-mouth’ dissolving film will be added to Colgate’s whitening toothpaste to give it additional freshness and appeal.

Colgate have stated that the new Colgate(R) Max Fresh™ toothpaste with ‘Mini Breath Strips’ new technology will be the first whitening toothpaste infused with mini breath strips on the US market. Colgate is planning heavy promotional support for the new product including new TV and Internet advertising, multiple FSIs, in-store displays, sampling and special packs. To facilitate the promotional campaign Colgate-Palmolive has created key trial vehicles in support of the launch.

Colgate further stated that they began shipping Max Fresh™ to food, drug and mass merchandiser stores on August 2, 2004. It has been premium-priced with the laydown tube parity priced to Colgate(R) Total(R) and the liquid gel parity priced to Colgate(R) 2in1. Initially, Colgate will offer the new Max Fresh™ in two flavours: Cool Mint (peppermint) and Clean Mint (spearmint). Each flavour will be available in a 6.0 ounce laydown tube and in a 4.6 ounce liquid gel. Research shows that many of today’s consumers associate breath strips with instant fresh breath. By combining toothpaste with breath strips, Colgate will take maximum advantage of consumer trends through this innovation to the fresh breath segment of the market. Graham Hind, Chief Executive of Bioprogress, commented: ‘Colgate Palmolive is one of the most well recognised consumer brands in the world and we are delighted that they chose to work with BioProgress on this exciting product launch. The initial acceptance of Max Fresh™ has been strong and we are sure that, given the promotional support of Colgate, the product will achieve success in its chosen markets and make a worthwhile contribution to our revenues going forward.’

Suzan Harrison, Vice President and General Manager, Colgate U.S. Oral Care, is reported to have said: ‘The vibrant colours and visible breath strips in the toothpaste will truly stand out on the shelf, telling the consumer this is something new and different. We are confident that once consumers try it, they will like it.’

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganization. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Ends -

For further information:
BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:
Abchurch

Heather Salmond / Alex Tweed	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over 80 patents within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

Colgate Palmolive

Colgate-Palmolive is a leading global consumer products company tightly focused on Oral Care, Personal Care, Household Surface Care, Fabric Care and Pet Nutrition. In the U.S., Colgate sells its quality products under such nationally recognised brand names as Colgate, Palmolive, Mennen, Ajax, Irish Spring, Softsoap Brand, Murphy Oil Soap, Ultra Brite and Fab, as well as Hill’s Science Diet and Hill’s Prescription Diet pet foods. For more information about Colgate-Palmolive and its products, visit the company’s web site at www.Colgate.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: August 24, 2004	Elizabeth Edwards
Chief Financial Officer